Albany Graphite Executes Agreement with AETC for Certified
Samples and Process Engineering, Completing the Set of Three
Independent Workstreams Feeding the PEA

AETC to manufacture 4N, 4N+, and 5N+ graphite samples with Certificates of Analysis from
Albany feedstock and deliver process engineering inputs for Micon's PEA, including conceptual design for a chlorine-free purification facility targeting 30,000 metric tonnes per year across nuclear, defence, battery, and specialty markets

April 21, 2026 - Guelph, Ontario - Zentek Ltd. ("Zentek" or the "Company") (TSXV: ZEN) (NASDAQ: ZTEK) today announces that its wholly-owned subsidiary Albany Graphite Corp. ("AGC") has executed an agreement with American Energy Technologies Co. ("AETC") of Wheeling, Illinois to manufacture certified graphite samples and deliver the process engineering inputs for the Preliminary Economic Assessment ("PEA") of the Albany Graphite Project (the "Project"), currently being prepared by Micon International Limited ("Micon").

Why This Matters for the PEA

The credibility of a PEA rests on the independence and quality of the inputs beneath it. With the execution of this agreement, all three independent workstreams feeding the Albany PEA are now simultaneously active: Micon on engineering and economics, AppEco Inc. ("AppEco") on market pricing and demand, and AETC on process design and certified product. Approximately 78 kilograms of Albany flotation concentrate has already been shipped from SGS Canada to AETC's Wheeling facility, and work is underway.

From Bench Scale to Certified Product

As previously disclosed by the Company on September 22, 2025, AETC's prior work established that Albany graphite achieves 5N+ purity (99.9992 wt.% Cg) at bench scale using a chlorine-free electrothermal fluidized bed reactor ("FBR") process - the technical foundation on which Micon's PEA is being built. The current engagement advances that result from laboratory proof to independently certified product: AETC will manufacture 3 kg of 4N (99.99% Cg), 4 kg of 4N+ (99.99+% Cg), and 4 kg of 5N+ (99.999+% Cg) graphite directly from Albany flotation concentrate, with Certificates of Analysis ("CoAs") issued for each grade.

CoAs are the threshold credential for entry into the procurement processes of nuclear programs, defence prime contractors, and advanced battery manufacturers - the exact buyer categories for which AppEco is independently developing purity-specific pricing and demand data. Together, independently certified product and independently verified market pricing are designed to provide institutional investors and strategic partners with a basis for evaluating Albany's positioning in those markets that does not rely on company-generated assumptions.

Initial samples of 1.5 kg per grade are targeted for completion in May 2026, with full sample quantities and Certificates of Analysis expected to be completed in July 2026.

Process Engineering Scope

AETC will develop a conceptual multi-phase scale-up design for a purification facility with a nameplate capacity of 30,000 metric tonnes per annum ("TPA") of Albany flotation concentrate feedstock, serving product lines across nuclear and near net shape parts, synthetic diamonds, premium lithium-ion battery anodes, and specialty coatings and dispersions markets.

AETC's deliverables include:

1. High-level preconceptual economic analysis incorporating product mix definition, projected sales prices by grade, market sizing by end-market, and high-level process line operating cost and profitability estimation

2. Process design criteria for each purification line (4N, 4N+, and 5N+), specifying feed assumptions, recovery targets, impurity limits, safety margins, confidence levels, and scale-up risk identification and mitigation

3. Introductory process descriptions with operating philosophy for each product line as a function of a multi-phase progressive scale-up sequence

4. Preliminary engineering package including block diagrams, process flow diagrams, equipment list, building sizes, and power requirements

5. High-level plant utilities determination for each process line

The process engineering deliverables are targeted for completion in June 2026, consistent with Micon's timeline for PEA completion this summer.

Co-Product Development

AppEco is independently assessing the potential value of 18 critical mineral co-products - including 13 rare earth elements plus lithium, scandium, yttrium, niobium, and molybdenum - potentially recoverable from the FBR scrubber exhaust without the need for additional reactor capital, subject to further engineering and recovery assumptions. As part of the current engagement, AETC will additionally conduct elemental analysis of the gypsum byproduct generated by the same FBR process to assess whether it qualifies as a marketable co-product. Conducted on actual Albany process material, this is expected to represent the first independent data point on co-product recovery to feed AppEco's valuation.

The Commercial Case Taking Shape

The market for certified, domestic, traceable, ultra-high-purity graphite is structurally undersupplied relative to the demand that Western governments and allied-nation industrial buyers are now mobilizing to meet.1,2 The rapid buildout of small modular reactors across North America is simultaneously creating a new demand category for nuclear moderator-grade graphite that is largely absent from existing market forecasts.3,4 The U.S. Inflation Reduction Act and its Foreign Entity of Concern provisions, the Canadian Critical Minerals Strategy, Department of Energy funding initiatives, and NATO ally-shoring programs are not directed toward commodity-grade graphite. They are creating demand for graphite that can be certified to a purity specification, traced to a domestic or allied-nation source, and produced without dependence on foreign processing chemistry or inputs - requirements that are making non-Chinese origin an increasingly firm procurement condition in many jurisdictions.5,6,7

Albany's chlorine-free electrothermal FBR process directly addresses each of those requirements. It has produced 5N+ nuclear-grade graphite from actual Albany feedstock at bench scale without chlorine - a result that is uncommon among graphite projects at this stage and that positions the Project as potentially relevant to the energy security and advanced manufacturing supply chains that governments on both sides of the border are actively funding.

Commentary

"Most graphite development projects are evaluated against commodity pricing benchmarks that bear little resemblance to what nuclear programs, defence primes, and advanced battery manufacturers actually pay for certified, performance-grade material," said Mohammed (Moe) Jiwan, CEO of Zentek. "Those buyers are not procuring against commodity flake graphite price benchmarks. They are procuring against certified purity specifications, documented supply chain origin, and process chemistry independent of foreign inputs. Those are the questions we are now systematically building the evidence to answer, with independent firms generating each piece of that evidence from actual Albany material."

"The Certificates of Analysis that AETC will produce from Albany feedstock are not administrative documents - they are the commercial credential designed to support Albany graphite's eligibility for procurement qualification at nuclear programs, defence contractors, and battery manufacturers," continued Mr. Jiwan. "AppEco is building the pricing case for those markets independently. Micon is building the engineering and economic model independently. AETC is now building the certified product that connects the two. We are no longer working from proxy data, analogies to other projects, or theoretical process assumptions. We are working from Albany feedstock, Albany process parameters, and Albany-specific product specifications, with every major input to the PEA coming from independent sources working from the same technical foundation."

"When the PEA is published this summer, we expect it to reflect something that is genuinely rare at this stage of a project's development: an economic model built on independently certified product performance at multiple purity grades, and independently verified market pricing for each of those grades across nuclear, defence, battery, and specialty end-markets - all derived from the same chlorine-free FBR process that has already demonstrated 5N+ purity from Albany graphite without chlorine," said Mr. Jiwan. "Each of those inputs is coming from an independent firm working from actual Albany material: AppEco on market pricing, Micon on engineering and economics, and AETC on process design and certified product. That convergence - three independent workstreams, one technical foundation, one NI 43-101 compliant framework - is what we believe makes this PEA a key milestone in our work to rerate the value of Albany based on its demonstrated potential in high-purity applications. The western world needs domestic, certified, traceable sources of nuclear-grade graphite. Albany has the deposit, the demonstrated process, and now the full engineering and commercial apparatus needed to make that case in a form that the market can independently evaluate."

Mr. Peter Wood, P.Eng., P.Geo., Vice President, Development of AGC, a "Qualified Person" under National Instrument 43-101, has reviewed and approved the technical information contained in this news release.

About Albany Graphite

The Albany Graphite Project is an igneous-hosted graphite deposit located in Northern Ontario, held through the Company's wholly-owned subsidiary Albany Graphite Corp. Independent bench-scale testing conducted in collaboration with American Energy Technologies Company as previously disclosed by the Company on September 22, 2025, has confirmed that Albany graphite achieves ultra-high purity of 99.9992% with an equivalent boron concentration of 2.60 ppm, which meets commonly referenced benchmarks for potential nuclear applications, and has demonstrated near-theoretical electrochemical performance for lithium-ion battery anodes. The project is being advanced as a potential domestic North American source of critical-grade graphite for nuclear, battery, and defence supply chains. Graphite is designated a critical mineral by both the Government of Canada and the United States Department of Energy.

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. The Company's core platforms are Albany Graphite, ZenGUARD™, and Triera. The Albany Graphite Project is the Company's principal critical minerals asset and is currently advancing toward a Preliminary Economic Assessment targeted for completion in the summer of 2026.

About AETC

American Energy Technologies Co. is a technology and engineering firm based in Wheeling, Illinois, with capabilities spanning graphite powders, engineering services, synthetic diamonds, specialty battery materials, and high-temperature technologies. Further information is available at www.usaenergytech.com.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

References (public)

1 U.S. Geological Survey (USGS). "2022 Final List of Critical Minerals" (Federal Register notice; Feb. 24, 2022). https://www.federalregister.gov/documents/2022/02/24/2022-04027/2022-final-list-of-critical-minerals

2 Natural Resources Canada. "Government of Canada Releases Updated Critical Minerals List" (News release; June 10, 2024). https://www.canada.ca/en/natural-resources-canada/news/2024/06/government-of-canada-releases-updated-critical-minerals-list.html

3 Canada Energy Regulator. "Market Snapshot: Canada's role in small modular reactor (SMR) technology" (Aug. 20, 2025). https://www.cer-rec.gc.ca/en/data-analysis/energy-markets/market-snapshots/2025/market-snapshot-canadas-role-in-small-modular-reactor-smr-technology.html

4 U.S. Nuclear Regulatory Commission (NRC). "Advanced Reactor Highlights". https://www.nrc.gov/reactors/new-reactors/advanced/highlights/index.html

5 Natural Resources Canada. "The Canadian Critical Minerals Strategy" (2022). https://www.canada.ca/en/campaign/critical-minerals-in-canada/canadian-critical-minerals-strategy.html

6 U.S. Department of the Treasury / Internal Revenue Service. "Clean Vehicle Credits Under Sections 25E and 30D; Transfer of Credits; Critical Minerals and Battery Components; Foreign Entities of Concern" (Final regulations; May 6, 2024; T.D. 9995). https://www.federalregister.gov/documents/2024/05/06/2024-09094/clean-vehicle-credits-under-sections-25e-and-30d-transfer-of-credits-critical-minerals-and-battery

7 U.S. Department of Energy. "Foreign Entity of Concern (FEOC) Interpretive Guidance" (May 2024). https://www.energy.gov/cmei/manufacturing/foreign-entity-concern-interpretive-guidance

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 416-709-8876

E: mjiwan2@zentek.com

W: www.zentek.com